RAD Technologies, Inc

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 RESTATED

Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
RAD Technologies, Inc.
Atlanta, Georgia

Opinion

We have audited the restated consolidated financial statements of RAD Technologies, Inc., which comprise the balance sheets as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying restated financial statements present fairly, in all material respects, the financial position of RAD Technologies, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of RAD Technologies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about RAD Technologies, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RAD Technologies, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about RAD Technologies, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 18, 2023
Los Angeles, California

As of December 31	2022
ASSETS	
Cash and cash equivalents	$ 203,235
Accounts receivable, net	49,917
Prepaid expenses	63,364
Due from affiliate parties	87,513
Due from shareholders	38,134
Total current assets	442,163
Property, plant & equipment, net	21,410
Intangible assets, net	4,153,317
Investments	36,889
TOTAL ASSETS	**$ 4,653,779**
LIABILITIES & SHAREHOLDERS' EQUITY	
Current liabilities	
Accounts payable	$ 111,132
Credit cards	35,927
Other current liabilities	5,707
Total current liabilities	152,766
Long-term debt	500,000
Convertible notes	625,000
Long-term accrued interest	39,062
Total liabilities	**1,316,828**
Shareholders' equity (deficit):	
Common Stock	7,086
Additional paid-in capital	9,649,328
Equity issuance costs	(106,942)
Stock based compensation	713,377
Currency translation adjustment	(523,203)
Retained earnings (deficit)	(6,402,695)
Total stockholders' equity (deficit)	**3,336,951**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$ 4,653,779**

See accompanying notes to the financial statements

For the year ended December 31,	2022
Fee revenue	$ 446,498
Cost of sales	318,615
Gross profit	127,883
General and administrative	3,384,296
Research and development	184,518
Sales and marketing	275,597
Total operating expenses	3,844,411
Income (loss) from operations	(3,716,528)
Other Income (expense):	
Interest income	959
Other income	-
Convertible note fair value adjustment	(125,000)
Interest expense	(38,502)
Foreign exchange gains / (losses)	1,680
Income (loss) before provision for income taxes	(3,877,391)
Provision for income taxes	-
Net income (loss)	**$ (3,877,391)**

See accompanying notes to the financial statements

RAD Technologies Inc
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY RESTATED

	Common Stock		Additional Paid-in Capital	Equity Issuance Costs	Stock-based Compensation	Currency Translation Adjustment	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount						
Ending balance December 31, 2021	**70,855,801**	**7,086**	**6,954,286**	**-**	**-**	**(39,786)**	**(2,525,304)**	**4,396,282**
								-
Issuance of common stock			2,695,042	(106,942)				2,588,100
Stock based compensation					713,377			713,377
Currency translation adjustment						(483,417)		(483,417)
Net loss							(3,877,391)	(3,877,391)
Ending balance December 31, 2022	**70,855,801**	**$ 7,086**	**$ 9,649,328**	**$ (106,942)**	**$ 713,377**	**$ (523,203)**	**$ (6,402,695)**	**$ 3,336,951**

See accompanying notes to the financial statements

For the year ended December 31,		2022
Cash flor from operating activities		
Net loss	$	(3,877,391)
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation		8,046
Amortization		41,356
Foreign exchange gains / (losses)		(1,680)
Stock-based compensation		713,377
Change in fair value of convertible note		125,000
Changes in:		
Accounts receivable		199,437
Prepaid expenses		(56,764)
Due to/from affiliate partners		(12,205)
Accounts payable		4,772
Credit cards		8,977
Accrued expenses		23,925
Net cash provided (used) by operating activities		**(2,823,150)**
Cash flow from investing activities		
Acquisision of property, plant and equipment		(16,271)
Investments		2,671
Net cash provided by (used in) investing activities		**(13,600)**
Cash flow from financing activities		
Proceeds from issuance of common stock		2,695,042
Equity issuance costs		(106,942)
Issuance of convertible notes		500,000
Advances from (payments to) shareholders		(35,884)
Currency translation adjustment		369,905
Net payments of loans		(106,599)
Net cash provided by (used in) financing activities		**3,315,522**
Increase (decrease) in cash		478,772
Cash, beginning of year		275,537
Cash, end of year	$	**203,235**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	38,502
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-
Issance of common stock as equity issuance costs	$	-

See accompanying notes to the financial statements

1.   NATURE OF OPERATIONS

RAD Technologies Inc. ('the Company'), is a Delaware advertising technology corporation formed on July 6, 2018. The Company provides a content AI technology solution to digital marketing teams at various enterprises which aims to improve the performance of their articles, advertisements, emails, and product descriptions.

In August 2019, the Company acquired Zumby Media LLC, a venture funded technology startup that uses AI and machine learning to achieve influencer marketing automation. In July 2021, the Company acquired Atomic Reach Inc., a content AI technology company based in Toronto through its Canadian subsidiary, RAD Canada Inc.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of RAD Technologies, Inc. and its wholly owned subsidiary. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiary into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. For the year 2022, the Company determined that no reserve allocation was necessary and that there is no significant risk that material uncollectible accounts will exist at the end of the year.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment consist of furniture and computers and depreciation is based on a useful life of 5 years.

Intangible Assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of Software development costs incurred to establish technological feasibility of its platform. Additionally, the account includes balances that relate to the acquisition of Zumby Media LLC, and Atomic Reach, Inc.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2022.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Income Taxes

RAD Technologies, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically invoices the Customer at the beginning of the agreed upon campaign but recognizes the associated revenue throughout the campaign. Therefore, deferring revenues over multiple months and releasing monthly until the campaign has come to an end.

The Company derives its revenues from campaign-based influencer marketing and recurring subscription fees for having access to our AI platform. With respect to campaign-based influencer marketing, Customers engage with the Company to by confirming a total budget amount they have dedicated for a specific campaign. The Company then executes the influencer campaign deliverables while taking into consideration budget, margin and Customer expectations. On the other hand, when Customers engage the Company to access the AI platform, they are paying to have access to the AI platform for content ranking, optimization and recommendation tools. These tools typically improve content strategy, email programs, blogs and website copy.

Cost of Revenue

Cost of revenue represents direct payouts to recipients who have earned the monies and/or have incurred direct expenses associated with events held. Cost of revenue can include:

1. Hard fees associated with talent and/or influencer procurement
2. Cost of technology hosting; The AI platform is the major reason why The Company wins. For this reason, hosting costs and fees must be included as part of our cost of revenue.

3. Hard fees associated with any special hires and/or contractors engaged to service the campaign requirements.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, RAD Technologies, Inc amounted to $275,597, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of December 31, 2022.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company's convertible note (see Note 8) is valued using the fair value option under ASU 2020-06.   The primary reason for electing the fair value option is for simplification of accounting for the convertible note at fair value in its entirety versus bifurcation of the embedded derivatives. The significant inputs to the valuation of the convertible note at fair value are Level 3 inputs since they are not observable directly. The fair value was determined using the intrinsic value of the notes using the fair value of the underlying common stock price per a 409a valuation at $0.178 per share and the determined conversion price of $0.142 derived from a 20% discount on the Company's Regulation A offering at $0.178 per share.

The following table presents the activity of the convertible note:

	Convertible Note Payable
Convertible note payable December 31, 2021	$ -
Issuance of convertible note	500,000
Change in fair value	125,000
Convertible note payable December 31, 2022	$ 625,000

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022. Refer to above for the fair value option elected by the Company pertaining to its convertible note.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 18, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

As of December 31, 2022, the Company was not a party to a lease requiring adoption of the ASU No. 2016-02, leases (Topic 842).

3. RESTATEMENT

The company has restated its previously reported financial statements as at and for the year ended December 31, 2022, and related disclosures. The total cumulative impact of the restatement through December 31, 2022, is to decrease shareholders' equity by $625,000. The $625,000 total cumulative impact on shareholders' equity as of December 31, 2022 comprised of decrease in additional paid-in capital in the amount of $500,000, and a decrease in retained earnings of $125,000 resulting from a correction and reclassification of a convertible note in the amount of $500,000 and recognition of an increase in the fair value of the convertible notes of $125,000.

The following summarizes the changes made to the December 31, 2022, balance sheet.

	As Reported	Adjustment	As Restated
Convertible notes	$ -	$ 625,000	$ 625,000
Total liabilities	$ 691,828	$ 625,000	$ 1,316,828
Additional paid-in capital	$ 10,149,308	$ (500,000)	$ 9,649,308
Retained earnings	$ (6,277,675)	$ (125,000)	$ (6,402,675)
Total shareholders' equity	$ 3,961,951	$ (625,000)	$ 3,336,951

The following summarizes the changes made to the December 31, 2022, statement of operations.

	As Reported	Adjustment	As Restated
Income (loss) from operations	$ (3,716,508)	$ (20)	$ (3,716,528)
Change in fair value of convertible notes	$ -	$ (125,000)	$ (125,000)
Net Income	$ 3,752,371	$ (125,020)	$ 3,627,351

The following table summarizes the changes made to the December 31, 2022, statement of cash flows.

	As Reported	Adjustment	As Restated
Net cash provided (used) by operating activities	$ (2,823,130)	$ (20)	$ (2,823,150)
Net cash provided by (used in) investing activities	$ (13,600)	$ -	$ (13,600)
Net cash provided by (used in) financing activities	$ 3,315,502	$ 20	$ 3,315,522

4.   OTHER LIABILITIES

As of December 31, 2022, other liabilities consist of:

As of December 31,	2022
Accrued Liabilities	$ 16,188
Deferred Revenue	982
GST/HST Payable	(14,182)
Corporate Taxes Payable	(6,144)
Director's Advance	8,863
	$ 5,707

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022, property and equipment consist of:

As of December 31,	2022
Computers	$ 17,053
Furniture	25,434
Property and equipment, cost	42,487
Accumulated depreciation	(21,077)
Property and equipment, net	$ 21,410

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, was in the amount of $8,046.

6.   INTANGIBLE ASSETS

As of December 31, 2022, intangible assets consist of:

As of December 31,		2022
RAD Ads Software and Platform	$	333,233
Website		50,256
Intellectual property		3,924,544
Intangible assets, cost		4,308,033
Accumulated amortization		(154,716)
Intangible assets, net	$	4,153,317

Amortization expense for intangible assets for the fiscal year ended December 31, 2022, was in the amount of $41,356.

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 150,000,000 Common Shares at a par value of $0.0001. As of December 31, 2022, RAD Technologies, Inc Common Shares in the amount of 70,855,799 were issued and outstanding.

8.   DEBT

Economic Injury Disaster (EIDL) loan

The Company obtained an Economic Injury Disaster (EIDL) loan for $250,000 on April 10, 2020., and on August 16, 2021 the Company obtained a second loan in the amount of $250,000.

The EIDL is a low interest, fixed-rate, long term loan obtained directly from the U.S. Small Business administration (SBA) to help overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. Moreover, the loan is secured by assets of the Company. As of December 31, 2022, the Company had not made any payments on this loan. Accrued interest on the loan as of December 31, 2022, amounted to $39,062.

Convertible Notes

The company entered into a $500,000 convertible note with a related party (Holder) on October 17, 2022. Unless earlier retired or converted into Conversion Shares (as defined below), the outstanding balance of this Note will be due and payable by the Company at any time on or after October 16, 2028 (the "Maturity Date") at the Company's election or upon demand by the Holder. The note is secured by all assets of the company.

The Company may satisfy this Note in full by repaying the Principal Amount at any time within 12 months from the Date of Issuance; by repaying 130% of the Principal Amount at any time after 12 months from the Date of Issuance and prior to 24 months from the Date of Issuance: by repaying 160% of the Principal Amount at any time after 24 months from the Date of Issuance and prior to 36 months from the Date of Issuance; or, by repaying 200% of the Principal Amount at any time after 36 months from the Date of Issuance. The Holder may accelerate the payment of this Note at any time after 24 months from the Date of Issuance and require Company satisfy the Note in full by repaying the Principal Amount.

At any time on or after the Date of Issuance, at the election of the Holder, the note will convert into that number of Common Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance of this note on the date of such conversion by the applicable Conversion Price. Conversion Price means (rounded to the nearest 1/10th of one cent) the lower of: (i) the product of 100% less the Discount of 20% and (y) the lowest per share purchase price of the equity securities issued in the Next Equity Financing; and (ii) the lowest per share purchase price of the equity securities issued in the Crowd Funding Financing. Crowd Funding Financing means the sale (or series of related sales) by the Company of its Equity Securities through the WeFunder crowd funding platform which was launched in 2022.

9. RELATED PARTY

Due to/from Shareholders

Officers of the Company advance funds to the Company in the normal course of business. As of December 31, 2022, the Company made loans for a total of $38,134 to its officers.

Convertible note

On October 7, 2022, the Company issued a convertible note in the amount of $500,000 to an existing major shareholder. See Note 8 Debt for further information.

10. EQUITY INCENTIVE PLAN

The Company's Board of Directors adopted an Equity Incentive Plan in 2019, to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) or Restricted stock and only Employees are eligible for the grant of ISOs. The plan is effective for a term of ten years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 26,556,462 shares of common stock.

To the extent that the aggregate Fair Market Value of Shares with respect to which options designated as incentive stock options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

The exercise price of each option is determined as follows:

– In the case of an Incentive Stock Option: The Exercise Price cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant.

– If the option was granted to an employee who at the time of grant is a Ten Percent Holder, the per Share exercise price can be no less than 110% of the Fair Market Value on the date of grant.

– In the case of a Non-statutory Stock Option: The Exercise Price is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws.

As of December 31, 2022, the company has issued 26,556,462 shares of ISO and NSO Common Stock options. For the year ended December 31, 2022, the Company reported $713,337 in stock-based compensation expense.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, RAD Technologies, Inc consists of the following:

As of December 31,	2022
Net operating loss	$ (1,157,013)
Valuation allowance	1,157,013
	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, RAD Technologies, Inc are as follows:

As of December 31,	2022
Net operating loss	$ (1,910,564)
Valuation allowance	1,910,564
	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,402,695, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,402,695. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, RAD Technologies, Inc the Company had no accrued interest and penalties related to uncertain tax positions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through September 21,2023, which is the date the financial statements were available to be issued.

In April 2023, the Company completed a financing round pursuant to Regulation CF, issuing 23,321,698 shares of Class A Common Stock, representing $4,152,018 in gross proceeds.

In October 2023, the Company completed a financing round pursuant to rule 506(c) of Regulation D, issuing 3,015,797 shares of Class A Common Stock, representing $575,191 in gross proceeds.

In October 2023, the Company amended its Articles of Incorporation to create a new class of non-voting Common Stock, Class B Common Stock, authorizing 50,000,000 shares for issuance.

Finally, in October 2023, the Company launched an additional financing round pursuant to Regulation CF. The Company issued approximately 5,604,439 shares of Class B Common Stock, representing $1,432,127 in gross proceeds. This amount is subject to change based on the final closing out of escrow.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise a substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $3,877,391 for the year ended December 31, 2022.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.